FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of November 2004

Commission File Number: 333-13878

CANWEST MEDIA INC.

(Translation of Registrant’s name into English)

3100 CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba,

Canada R3B 3L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________________.

This report on Form 6-K and the information included herein is hereby incorporated by reference into Amendment No. 1 to the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.

WINNIPEG – November 2, 2004. CanWest Global Communications Corp., the parent Company of CanWest Media Inc. (‘CanWest Media”) and 3815668 Canada Inc. (“3815668”), today reported financial results for its fourth quarter and for its fiscal year ended August 31, 2004.

The consolidated net loss for the year for CanWest Media was $159 million as compared to net earnings of $188 million for the prior year. For 3815668, the consolidated net loss was $219 million for the year ended August 31, 2004 compared to net earnings of $115 million for the prior fiscal year.

For each of CanWest Media and 3815668, net earnings for the year reflected a number of significant transactions including net gains of approximately $117 million on the sale of CanWest Media’s shares in Ulster TV and the effective disposition of a 30% interest in CanWest Media’s New Zealand broadcasting assets. During the year each of CanWest Media and 3815668 made a provision for loan impairment of $419 million against loans due from CanWest Entertainment Inc. and Fireworks Entertainment Inc. In addition, as a result of the early retirement of indebtedness, each of CanWest Media and 3815668 recorded foreign currency exchange gains of $36 million, the write-off of deferred financing costs of $5 million and interest rate and foreign currency swap losses of $111 million.

Financial Highlights

For each of CanWest Media and 3815668, for the twelve months ended August 31, 2004:

•

Consolidated revenues for the year were $2,113 million compared to consolidated revenues of $2,140 million for 2003. 2003 results include revenues of $40 million related to newspaper operations which were sold in February 2003.

•

Consolidated operating income before amortization[1] for the year was $447 million compared to $479 million for the prior year. 2003 results include operating income before amortization of $10 million related to newspaper operations which were sold in February 2003.

For each of CanWest Media and 3815668, for the three months ended August 31, 2004:

•	Consolidated revenues for the fourth quarter, traditionally a weaker quarter for the media industry, were $470 million compared to $464 million for the same period in 2003.

•	Consolidated operating income before amortization for the quarter ended August 31, 2004 was $58 million compared to $66 million for the corresponding quarter in 2003.

•

For 3815668, consolidated net earnings for the fourth quarter were $60 million compared to $9 million reported for the same period in fiscal 2003. For CanWest Media, consolidated net earnings for the fourth quarter were $75 million compared to $27 million reported for the same period in fiscal 2003.

Commenting on the year-end and fourth quarter results, Leonard Asper, CanWest's President and Chief Executive Officer, said "CanWest made important progress on many fronts in 2004. All of our international operations, including TV3 Ireland, the TEN Group in Australia and our New Zealand television and radio operations recorded their best ever financial results in 2004, with all of those operations generating substantial improvements in their respective operating income before amortization. Our newspaper operations also achieved a significant gain in operating income before amortization in a still difficult Canadian advertising market. Together, these strong results more than offset disappointing results from our Canadian television operations and underscore the significant benefit derived from CanWest’s diversified international mix of media assets.”

“Our balance sheet strengthened substantially in 2004 as a result of a combination of asset sales, re-financings and the successful IPO of CanWest MediaWorks (NZ) Limited in New Zealand. In October CanWest announced an exchange offer for Hollinger Participation Trust Notes that, if successful, will further improve our balance sheet. All

_________________________

1Operating income before amortization is not a recognized measure of financial performance under Canadian GAAP. Management uses operating income before amortization as its measure of segment profitability. Operating income before amortization is reconciled to operating income in the attached schedules.

in all, 2004 was a very good year for CanWest,” added Mr. Asper. “While debt reduction remains a top priority, our much improved balance sheet now positions us to re-focus on growth, including organic expansion of our existing operations through the launch of new businesses that build on our management expertise and deep reservoir of content, and through prudent acquisitions where we can identify synergies with our existing operations.”

Segmented Results for Fiscal 2004

Fiscal 2003 segment results for publishing and online operations include $40 million in revenues and $10 million in operating income before amortization from newspaper operations that were sold in February 2003. Segment revenues for the publishing and online operations for the year were $1,194 million compared to segment revenues of $1,208 million in fiscal 2003. Excluding results from sold papers, segment revenues increased by 2% in fiscal 2004. Publishing and online segment operating income before amortization for the year was $267 million, compared to $258 million for the previous year. Excluding the results from sold papers, segment operating income before amortization increased by 8% for fiscal 2004. The improvement in segment operating income before amortization was primarily attributable to increased revenues and operating cost reductions. Total circulation was down slightly, but newsprint costs, a major component of total operating costs, were stable over the year. We were encouraged during the year by the take-up of paid subscriptions to the new electronic newspapers that are now available online for all CanWest major metropolitan newspapers, as well as the National Post.

Segment operating income before amortization for Network TEN increased by 36% to $145 million for the year, the best ever result from TEN. TEN’s television network retained its ratings leadership in the 16-39 young adult market and moved into second place in both the older 25-54 demographic and all viewers. Eye Corp, TEN’s out-of-home advertising operation, also recorded substantial growth compared to the previous year, with segment revenues up by 19% and segment operating income before amortization up by 221%.

CanWest MediaWorks (NZ) Limited in New Zealand booked impressive growth during the year. Segment revenues at TVWorks were up 14%, and resulted in segment operating income before amortization of $23 million in fiscal 2004, an increase of 131% from segment operating income before amortization of $10 million in fiscal 2003. RadioWorks’ segment operating income before amortization was up 32% to $27 million, compared to $21 million last year.

TV3 Ireland also maintained a consistent positive growth trend, with segment operating income before amortization increasing to $11 million for the year, up from $10 million last year.

The strong revenue growth trends of fiscal 2004 continued at all CanWest’s international operations as we moved into fiscal 2005.

Segment revenues for the Company's Canadian broadcasting operations for fiscal 2004 declined by 5% to $690 million from $730 million in fiscal 2003. Segment operating income before amortization for the year was $147 million, a decline of 32% from the $216 million recorded the prior year. The combined effects of lower ratings in 2003, and increased competition for advertising revenues accounted for the decline. However, strong spring ratings arrested the downward trend and there are indications of year-on-year revenue growth at Global Television as we move into the first quarter of fiscal 2005.

Segmented Results for the 4th Quarter ended August 31, 2004

Publishing and online operations recorded a 2% gain in segment revenues to $281 million for the quarter, compared to segment revenues of $276 million for the fourth quarter of fiscal 2003. Segment operating income before amortization increased by 3% to $53 million from $52 million last year. The gains were attributable to a combination of a modest improvement in advertising markets and operating cost reductions.

CanWest's non-Canadian operations all registered substantial year-over-year gains for the quarter. Segment operating income before amortization for Network TEN reflected a 12% increase to $33 million for the quarter. Eye Corp. continued its strong recovery in the fourth quarter, reporting segment revenue gains of 30% to $11 million and an increase of more than 400% in segment operating income before amortization.

Fourth quarter segment operating income before amortization at TVWorks in New Zealand increased by 86% to $6 million for the quarter on a 12% gain in segment revenues to $30 million. RadioWorks registered similar positive momentum, with a 17% gain in segment operating income before amortization to $7 million for the quarter on an increase of 14% in radio segment revenues.

Segment operating income before amortization from TV3 Ireland increased by 59% to $2 million for the quarter.

Fourth quarter segment revenues from Canadian television operations declined by 5% to $131 million compared to $137 million last year. Television operations reported a small segment operating loss before amortization for the quarter. The Athens Olympics, which were carried by another network, also had a detrimental impact on revenues in August.

Other Highlights

Other highlights of the fourth quarter and for the period following the end of the fiscal year include the following:

•

CanWest Media received distributions from Network TEN of A$110 million in fiscal 2004. CanWest Media will receive interest on its outstanding subordinated debentures of approximately A$39 million in December 2004 as a consequence of TEN’s June 2004 dividend distribution. TEN’s first distribution of interest and dividends for fiscal 2005, which will be based upon its earnings from July 1, 2004 to December 31, 2004, is expected to be received in January 2005.

•

In June, CanWest Media successfully refinanced approximately $911 million of its existing senior secured credit facility at current favorable market terms. The refinancing will result in annual interest cost savings of approximately $4.5 million and extends maturity of the facilities until August 2009. The refinancing also included a number of amendments to financial covenants that increase future financial flexibility.

•

Also in June, CanWest Media sold its 29.9% shareholding in Ulster Television Plc. The cash proceeds of $144 million were used to reduce bank debt. CanWest Media recorded a gain on the sale of the UTV shares of approximately $52 million in the fourth quarter.

•

CanWest MediaWorks (NZ) Limited completed a successful IPO of its shares, raising $84 million (NZ$100 million), and listed on the New Zealand Stock Exchange in July. It used the funds raised from the share issue, together with a concurrent $173 million (NZ$200 million) bank financing and further issuance of 158.7 million shares to CanWest Media, to acquire all of CanWest Media's New Zealand television and radio operations. CanWest Media continues to hold 70% of the new company. Cash proceeds received by CanWest Media of $257 million (NZ$300 million) were used to reduce bank debt. CanWest Media recorded a gain on the transaction of $66 million in its fourth quarter.

•	In October, a subsidiary of 3815668 announced an exchange offer for Hollinger Participation Trust Notes that, if successful, will further strengthen the balance sheet.

•

Also in October, CanWest announced the re-alignment of its Canadian and international operations under the CanWest MediaWorks and CanWest MediaWorks International banners. Rick Camilleri was appointed as President of CanWest MediaWorks and Tom Strike was named President of CanWest MediaWorks International. Several other CanWest MediaWorks’ senior executive appointments were announced in October, including a new President for Canadian Television and Radio, a new President for CanWest Publications and a new President of Sales and Marketing.

CanWest Announces Appointment to Board of Directors

Following the regular meeting of the Board on November 2, CanWest announced the appointment of Frank King of Calgary to the Board of Directors of CanWest Global and CanWest Media . Mr. King is President and Chief Executive Officer of Metropolitan Investment Corporation and is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King, 67, is a Director of the Calgary Chamber of Commerce, Acclaim Energy Inc., Networc Health Inc., The Westaim Corporation, Agrium Inc., and Wi-Lan Inc. and is a Trustee of Rio-Can Real Estate Investment Trust.

CanWest Media also announced that it had accepted the resignations of two of its non-independent directors. Leaving the Board are Thomas C. Strike, President of CanWest MediaWorks International and Richard C. Camilleri, President of CanWest MediaWorks, both of whom were elected to the Board on an interim basis in January 2004.

This release contains certain comments or forward-looking statements that are based largely upon the current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CANWEST MEDIA INC. and 3815668 CANADA INC. (1)

BUSINESS SEGMENT INFORMATION

(unaudited)

(in thousands of Canadian dollars)

	For the three months ended August 31

	2004	2003
OPERATING REVENUES
Television
Canada	130,590	136,946
Australia – Network TEN	99,284	90,366
New Zealand – 3 and C4	29,682	26,426
Ireland – TV3	7,110	5,970
	266,666	259,708

Radio – New Zealand	21,418	18,746

Publications and online – Canada	280,807	276,290

Outdoor – Australia	11,301	8,715

TOTAL COMBINED(1)	580,192	563,459
Elimination of equity accounted affiliates(2)	(110,585)	(99,081)
TOTAL CONSOLIDATED	469,607	464,378

SEGMENT OPERATING PROFIT
Television
Canada	(20)	9,513
Australia – Network TEN	33,054	29,511
New Zealand – 3 and C4	5,630	3,032
Ireland – TV3	1,712	1,078
	40,376	43,134

Radio – New Zealand	6,544	5,583

Publications and online – Canada	53,348	51,986

Outdoor – Australia	2,330	454

SEGMENT OPERATING PROFIT	102,598	101,157

Corporate and other	6,453	6,016
Restructuring and film and television program impairment expenses	2,445	9,169

TOTAL COMBINED(1)	93,700	85,972
Elimination of equity accounted affiliates(2)	(35,384)	(19,649)
TOTAL CONSOLIDATED	58,316	66,323

Reconciliation of Non-GAAP Financial Measure:
OPERATING INCOME BEFORE AMORTIZATION	58,316	66,323
Amortization expense	20,402	22,068
OPERATING INCOME	37,914	44,255

(1)	Segmented results include the Company’s 56.6% economic interest in Network TEN.
(2)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

CANWEST MEDIA INC. and 3815668 CANADA INC. ( (1)

BUSINESS SEGMENT INFORMATION

(unaudited)

(in thousands of Canadian dollars)

	For the year ended August 31

	2004	2003
OPERATING REVENUES
Television
Canada	690,302	730,407
Australia – Network TEN	409,204	336,362
New Zealand – 3 and C4	108,236	95,055
Ireland – TV3	34,152	32,490
	1,241,894	1,194,314

Radio – New Zealand	86,717	73,400

Publications and online – Canada	1,193,627	1,208,180

Outdoor – Australia	43,742	36,656

TOTAL COMBINED(1)	2,565,980	2,512,550
Elimination of equity accounted affiliates(2)	(452,946)	(373,018)
TOTAL CONSOLIDATED	2,113,034	2,139,532

SEGMENT OPERATING PROFIT
Television
Canada	147,430	216,346
Australia – Network TEN	145,328	106,975
New Zealand – 3 and C4	23,291	10,095
Ireland – TV3	10,591	9,729
	326,640	343,145

Radio – New Zealand	27,488	20,751

Publications and online – Canada	267,343	258,496

Outdoor – Australia	8,215	2,560

SEGMENT OPERATING PROFIT	629,686	624,952

Corporate and other	27,110	23,213
Restructuring and film and television program impairment expenses	2,445	23,305

TOTAL COMBINED(1)	600,131	578,434
Elimination of equity accounted affiliates(2)	(153,543)	(99,219)
TOTAL CONSOLIDATED	446,588	479,215

Reconciliation of Non-GAAP Financial Measure:
OPERATING INCOME BEFORE AMORTIZATION	446,588	479,215
Amortization expense	93,124	94,687
OPERATING INCOME	353,464	384,528

(1)	Segmented results include the Company’s 56.6% economic interest in Network TEN.
(2)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

3815668 CANADA INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the year ended
	August 31,	August 31,	August 31,	August 31,
	2004	2003	2004	2003

Revenue	469,607	464,378	2,113,034	2,139,532
Operating expenses	277,409	280,043	1,124,543	1,115,849
Selling, general and administrative expenses	131,437	119,159	539,458	531,479
Restructuring expenses	2,445	(1,147)	2,445	12,989
	58,316	66,323	446,588	479,215
Amortization of intangibles	4,375	4,375	17,500	17,500
Amortization of property, plant and equipment	14,662	15,771	70,589	70,100
Other amortization	1,365	1,922	5,035	7,087
Operating income	37,914	44,255	353,464	384,528
Interest expense	(72,952)	(83,843)	(310,710)	(352,479)
Interest income	3,567	-	9,635	-
Amortization of deferred financing costs	(2,002)	(1,062)	(7,864)	(8,247)
Interest rate swap (losses)	(100,660)	(9,381)	(110,860)	(23,015)
Foreign exchange gains	41,338	4,478	45,106	3,928
Loan impairment	-	-	(418,746)	-
Investment gains and losses net of write-down	113,254	(10,591)	115,309	9,240
Dividend income	-	-	3,738	3,532
	20,459	(56,144)	(320,928)	17,487
Provision (recovery) for income taxes	(22,660)	(12,542)	(9,907)	3,009
Earnings before the following	43,119	(43,602)	(311,021)	14,478
Minority interest	(478)	-	(478)	-
Interest in earnings of Network TEN	22,724	52,250	99,889	101,339
Interest in loss of other equity accounted affiliates	(69)	(297)	(625)	(1,332)
Realized currency translation adjustments	(5,138)	229	(7,023)	922
Net earnings (loss) for the period	60,158	8,580	(219,258)	115,407

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the year ended
	August 31,	August 31,	August 31,	August 31,
	2004	2003	2004	2003

Revenue	469,607	464,378	2,113,034	2,139,532
Operating expenses	277,409	280,043	1,124,543	1,115,849
Selling, general and administrative expenses	131,437	119,159	539,458	531,479
Restructuring expenses	2,445	(1,147)	2,445	12,989
	58,316	66,323	446,588	479,215
Amortization of intangibles	4,375	4,375	17,500	17,500
Amortization of property, plant and equipment	14,662	15,771	70,589	70,100
Other amortization	1,365	1,922	5,035	7,087
Operating income	37,914	44,255	353,464	384,528
Interest expense	(47,254)	(61,036)	(212,760)	(244,159)
Interest income	3,567	-	9,635	-
Amortization of deferred financing costs	(2,002)	(1,062)	(7,864)	(8,247)
Interest rate swap (losses)	(100,660)	(9,381)	(110,860)	(23,015)
Foreign exchange gains	41,338	4,478	45,106	3,928
Loan impairment	-	-	(418,746)	-
Investment gains and losses net of write-down	113,254	(10,591)	115,309	9,240
Dividend income	-	-	3,738	3,532
	46,157	(33,337)	(222,978)	125,807
Provision (recovery) for income taxes	(11,833)	(7,802)	27,734	39,130
Earnings before the following	57,990	(25,535)	(250,712)	86,677
Minority interest	(478)	-	(478)	-
Interest in earnings of Network TEN	22,724	52,250	99,889	101,339
Interest in loss of other equity accounted affiliates	(69)	(297)	(625)	(1,332)
Realized currency translation adjustments	(5,138)	229	(7,023)	922
Net earnings (loss) for the period	75,029	26,647	(158,949)	187,606

CANWEST MEDIA INC.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(UNAUDITED)

(in thousands of Canadian dollars)

	2004	2003
ASSETS
Current Assets
Cash	77,263	115,450
Accounts receivable	361,085	370,132
Distributions receivable from Network TEN	36,567	20,909
Inventory	13,449	14,509
Broadcast rights	71,601	82,912
Future income taxes	7,166	20,223
Other	18,853	10,483
	585,984	634,618
Investment in Network TEN	39,929	55,546
Other investments	12,024	109,280
Broadcast rights	33,467	27,661
Due from parent and affiliated companies	135,648	515,025
Property, plant and equipment	618,042	624,820
Other assets	126,724	126,726
Intangible assets and goodwill	3,462,729	3,460,096

	5,014,547	5,553,772

LIABILITIES
Current Liabilities
Accounts payable	67,197	107,503
Accrued liabilities	189,630	194,845
Income taxes payable	10,344	29,652
Broadcast rights accounts payable	27,966	30,507
Deferred revenue	31,959	30,067
Future income taxes	6,072	6,072
Current portion of long term debt	29,908	63,078
	363,076	461,724
Long term debt	1,945,856	2,384,146
Other accrued liabilities	260,909	150,190
Future income taxes	309,086	330,158
Minority interest	16,142	-
	2,895,069	3,326,218

SHAREHOLDER’S EQUITY
Equity instruments	1,279,114	1,191,004
Contributed surplus	132,953	132,953
Retained earnings	715,583	931,090
Cumulative foreign currency translation adjustments	(8,172)	(27,493)
	2,119,478	2,227,554
	5,014,547	5,553,772

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(UNAUDITED)

(in thousands of Canadian dollars)

	2004	2003

Retained earnings – beginning of year	931,090	803,493

Net earnings (loss) for the year	(158,949)	187,606

Interest on junior subordinated floating rate debentures net of tax of $31,552 (2003 - $31,622)	(56,558)	(60,009)

Retained earnings – end of year	715,583	931,090

CANWEST MEDIA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED AUGUST 31 (UNAUDITED)

(in thousands of Canadian dollars)

	2004	2003

CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year	(158,949)	187,606
Items not affecting cash
Amortization	100,988	102,934
Future income taxes	14,772	(9,190)
Interest in earnings of Network TEN	(99,889)	(101,339)
Realized currency translation adjustments	7,023	(922)
Loan impairment	418,746	–
Interest rate swap loss	98,056	23,015
Investment gains and losses net of write-down	(115,309)	(9,240)
Amortization of film and television programs	5,656	-
Pension expense	6,276	7,609
Minority interest	478	-
Other	158	1,332
Distributions from Network TEN	104,855	33,378
Investment in film and television programs	(12,234)	(3,680)
	370,627	231,503
Changes in non-cash operating accounts	(52,696)	43,580
Cash flows from operating activities	317,931	275,083

INVESTING ACTIVITIES
Other investments	-	(4,311)
Investment in broadcast licences	(8,870)	(2,325)
Proceeds from sales of other investments	143,832	44,113
Proceeds from divestitures	83,316	193,500
Proceeds from sale of property, plant and equipment	7,426	1,492
Purchase of property, plant and equipment	(53,160)	(38,140)
Advances to parent and affiliated companies	(40,333)	(48,568)
	132,211	145,761
FINANCING ACTIVITIES
Issuance of long term debt	167,500	294,700
Repayment of long term debt	(630,261)	(651,603)
Swap recouponing payments	(27,957)	-
Issuance of share capital	-	1,731
	(490,718)	(355,172)
Foreign exchange gain on cash denominated in foreign currencies	2,389	-
Net change in cash	(38,187)	65,672
Cash – beginning of year	115,450	49,778
Cash – end of year	77,263	115,450

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2004	CANWEST MEDIA INC. By: /s/ John E. Maguire John E. Maguire Chief Financial Officer